UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 27, 2022

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 27, 2022, announcing STMicroelectronics' 2021 Fourth Quarter and Full Year Financial Results.

PR No: C3066C

STMicroelectronics Reports Q4 and FY 2021 Financial Results

•	Q4 net revenues $3.56 billion; gross margin 45.2%; operating margin 24.9%; net income $750 million
•	FY net revenues $12.76 billion; gross margin 41.7%; operating margin 19.0%; net income $2.0 billion
•	Business outlook at mid-point: Q1 net revenues of $3.50 billion and gross margin of 45.0%

Geneva, January 27, 2022 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the fourth quarter ended December 31, 2021. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported fourth quarter net revenues of $3.56 billion, gross margin of 45.2%, operating margin of 24.9%, and net income of $750 million or $0.82 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	“As we announced on January 7, 2022, our Q421 net revenues and gross margin came in better than expected primarily due to better than anticipated operations in an ongoing dynamic market.
•	“Q421 net revenues were 9.9% higher year-over-year, with a further increase in profitability: operating margin of 24.9% improved from 20.3% and net income was up 28.9%.
•	“Full year 2021 net revenues increased 24.9% to $12.76 billion, reflecting a strong performance across all the end markets we address and our engaged customer programs throughout the year. Operating margin increased to 19.0% from 12.9% in FY20 and net income was up 80.8%.
•	“ST’s first quarter outlook, at the mid-point, is for net revenues of $3.50 billion, increasing year-over-year by 16.1% and decreasing sequentially by 1.6%; gross margin is expected to be about 45.0%.
•	“For 2022, we plan to invest about $3.4 billion to $3.6 billion in CAPEX to further increase our production capacity and to support our strategic initiatives including the first industrialization line of our new 300mm wafer fab in Agrate, Italy.
•	“Based on our strong customer demand and increased capacity, we will drive the Company based on a plan for FY22 revenues in the range of $14.8 billion to $15.3 billion.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q4 2021	Q3 2021	Q4 2020	Q/Q	Y/Y
Net Revenues	$3,556	$3,197	$3,235	11.2%	9.9%
Gross Profit	$1,609	$1,330	$1,254	20.9%	28.3%
Gross Margin	45.2%	41.6%	38.8%	360 bps	640 bps
Operating Income	$885	$605	$657	46.2%	34.8%
Operating Margin	24.9%	18.9%	20.3%	600 bps	460 bps
Net Income	$750	$474	$582	58.1%	28.9%
Diluted Earnings Per Share	$0.82	$0.51	$0.63	60.8%	30.2%

1

Annual Financial Summary (U.S. GAAP)

(US$ m, except earnings per share data)	FY2021	FY2020	Y/Y
Net Revenues	$12,761	$10,219	24.9%
Gross Profit	$5,326	$3,789	40.6%
Gross Margin	41.7%	37.1%	460 bps
Operating Income	$2,419	$1,323	82.8%
Operating Margin	19.0%	12.9%	610 bps
Net Income	$2,000	$1,106	80.8%
Diluted Earnings Per Share	$2.16	$1.20	80.0%

Fourth Quarter 2021 Summary Review

Net Revenues By Product Group (US$ m)	Q4 2021	Q3 2021	Q4 2020	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	1,226	1,005	953	22.0%	28.6%
Analog, MEMS and Sensors Group (AMS)	1,260	1,268	1,419	-0.6%	-11.2%
Microcontrollers and Digital ICs Group (MDG)	1,062	920	859	15.4%	23.7%
Others	8	4	4	-	-
Total Net Revenues	3,556	3,197	3,235	11.2%	9.9%

Net revenues totaled $3.56 billion, representing a year-over-year increase of 9.9%. On a year-over-year basis, the Company recorded higher net sales in all product groups except the Imaging sub-group, as expected. Year-over-year net sales to OEMs were substantially unchanged in total while Distribution increased 38.7%. On a sequential basis, net revenues increased 11.2%, 140 basis points above the high-end of the Company’s guidance. ADG and MDG reported increases in net revenues on a sequential basis, with AMS essentially flat.

Gross profit totaled $1.61 billion, representing a year-over-year increase of 28.3%. Gross margin of 45.2% increased 640 basis points year-over-year, 20 basis points above the high-end of the Company’s guidance, principally driven by improved product mix, favorable pricing, and manufacturing efficiencies.

Operating income increased 34.8% to $885 million, compared to $657 million in the year-ago quarter. The Company’s operating margin increased 460 basis points on a year-over-year basis to 24.9% of net revenues, compared to 20.3% in the 2020 fourth quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue increased in both Automotive and in Power Discrete.
•	Operating profit increased by 129.5% to $216 million. Operating margin was 17.6% compared to 9.9%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue increased in both Analog and MEMS and decreased in Imaging.
•	Operating profit decreased by 16.6% to $335 million. Operating margin was 26.6% compared to 28.3%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue increased in both Microcontrollers and in RF Communications.
•	Operating profit increased by 82.9% to $318 million. Operating margin was 29.9% compared to 20.3%.

Net income and diluted earnings per share increased to $750 million and $0.82, respectively, compared to $582 million and $0.63, respectively, in the year-ago quarter.

2

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q4 2021	Q3 2021	Q4 2020	Q4 2021	Q4 2020	TTM Change
Net cash from operating activities	881	895	922	3,060	2,093	46.2%
Free cash flow (non-U.S. GAAP)	314	420	512	1,120	627	78.6%

Capital expenditure payments, net of proceeds from sales, were $548 million in the fourth quarter and $1.83 billion for the full year 2021. In the year-ago quarter, capital expenditures, net, were $381 million.

Inventory at the end of the fourth quarter was $1.97 billion, up from $1.84 billion in the year-ago quarter. Day sales of inventory at quarter-end was 91 days compared to 85 days in the year-ago quarter.

Free cash flow (non-U.S. GAAP) was $314 million in the fourth quarter, compared to $512 million in the year-ago quarter.

In the fourth quarter, the Company paid cash dividends to its stockholders totaling $60 million and executed a $86 million share buy-back as part of its share repurchase program launched on July 1, 2021.

ST’s net financial position (non-U.S. GAAP) was $977 million at December 31, 2021 compared to $798 million at October 2, 2021 and reflected total liquidity of $3.52 billion and total financial debt of $2.54 billion.

Business Outlook

The Company’s guidance, at the mid-point, for the 2022 first quarter is:

•	Net revenues are expected to be $3.50 billion, a decrease of 1.6% sequentially, plus or minus 350 basis points;
•	Gross margin of about 45.0%, plus or minus 200 basis points;
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.15 = €1.00 for the 2022 first quarter and includes the impact of existing hedging contracts.
•	The first quarter will close on April 2, 2022.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its fourth quarter 2021 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until February 11, 2022.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

3

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);
•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 in locations where we, our customers or our suppliers operate;
•	the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

4

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on February 24, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	December 31,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)

Net sales	3,542	3,206
Other revenues	14	29
NET REVENUES	3,556	3,235
Cost of sales	(1,947)	(1,981)
GROSS PROFIT	1,609	1,254
Selling, general and administrative	(350)	(308)
Research and development	(402)	(421)
Other income and expenses, net	32	131
Impairment, restructuring charges and other related closure costs	(4)	1
Total operating expenses	(724)	(597)
OPERATING INCOME	885	657
Interest expense, net	(5)	(8)
Other components of pension benefit costs	(2)	(3)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	878	646
Income tax expense	(127)	(63)
NET INCOME	751	583
Net income attributable to noncontrolling interest	(1)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	750	582

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.83	0.64
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.82	0.63

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	917.7	929.1

6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Twelve months ended
	December 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)

Net sales	12,729	10,181
Other revenues	32	38
NET REVENUES	12,761	10,219
Cost of sales	(7,435)	(6,430)
GROSS PROFIT	5,326	3,789
Selling, general and administrative	(1,323)	(1,109)
Research and development	(1,723)	(1,548)
Other income and expenses, net	141	202
Impairment, restructuring charges and other related closure costs	(2)	(11)
Total operating expenses	(2,907)	(2,466)
OPERATING INCOME	2,419	1,323
Interest expense, net	(29)	(20)
Other components of pension benefit costs	(10)	(12)
Income (loss) on equity-method investments	-	2
Loss on financial instruments, net	(43)	(26)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	2,337	1,267
Income tax expense	(331)	(159)
NET INCOME	2,006	1,108
Net income attributable to noncontrolling interest	(6)	(2)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	2,000	1,106

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	2.21	1.24
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	2.16	1.20

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	924.8	919.7

7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	October 2,	December 31,
In millions of U.S. dollars	2021	2021	2020
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	3,225	3,112	3,006
Short-term deposits	291	350	581
Marketable securities	-	-	133
Trade accounts receivable, net	1,759	1,611	1,465
Inventories	1,972	1,969	1,841
Other current assets	581	573	584
Total current assets	7,828	7,615	7,610
Goodwill	313	318	330
Other intangible assets, net	438	447	445
Property, plant and equipment, net	5,660	5,172	4,596
Non-current deferred tax assets	652	681	739
Long-term investments	10	10	10
Other non-current assets	639	627	724
	7,712	7,255	6,844
Total assets	15,540	14,870	14,454

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	143	205	795
Trade accounts payable	1,582	1,352	1,166
Other payables and accrued liabilities	1,101	1,032	966
Dividends payable to stockholders	55	115	42
Accrued income tax	68	147	84
Total current liabilities	2,949	2,851	3,053
Long-term debt	2,396	2,459	1,826
Post-employment benefit obligations	442	493	506
Long-term deferred tax liabilities	64	61	75
Other long-term liabilities	416	436	488
	3,318	3,449	2,895
Total liabilities	6,267	6,300	5,948
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,276,920 shares issued, 906,518,057 shares outstanding)	1,157	1,157	1,157
Additional Paid-in Capital	2,533	2,478	3,062
Retained earnings	5,223	4,476	3,599
Accumulated other comprehensive income	496	513	723
Treasury stock	(200)	(116)	(93)
Total parent company stockholders’ equity	9,209	8,508	8,448
Noncontrolling interest	64	62	58
Total equity	9,273	8,570	8,506
Total liabilities and equity	15,540	14,870	14,454

8

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2021	Q3 2021	Q4 2020

Net Cash from operating activities	881	895	922
Net Cash used in investing activities	(508)	(325)	(312)
Net Cash used in financing activities	(256)	(1,205)	(321)
Net Cash increase (decrease)	113	(637)	292

Selected Cash Flow Data (in US$ millions)	Q4 2021	Q3 2021	Q4 2020

Depreciation & amortization	267	264	255
Net payment for Capital expenditures	(548)	(437)	(381)
Dividends paid to stockholders	(60)	(55)	(40)
Change in inventories, net	(20)	(13)	127

9

Appendix

STMicroelectronics

Supplemental Financial Information

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	FY 2021	FY 2020
Net Revenues By Market Channel (%)
Total OEM	67%	68%	64%	67%	74%	66%	73%
Distribution	33%	32%	36%	33%	26%	34%	27%

€/$ Effective Rate	1.17	1.19	1.19	1.19	1.16	1.18	1.13

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	1,226	1,005	1,077	1,043	953	4,350	3,284
- Operating Income	216	108	102	85	94	512	182
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	1,260	1,268	1,013	1,083	1,419	4,623	3,892
- Operating Income	335	304	189	187	402	1,015	810
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	1,062	920	897	886	859	3,766	3,030
- Operating Income	318	220	206	172	174	915	504
Others (a)
- Net Revenues	8	4	5	4	4	22	13
- Operating Income (Loss)	16	(27)	(8)	(4)	(13)	(23)	(173)
Total
- Net Revenues	3,556	3,197	2,992	3,016	3,235	12,761	10,219
- Operating Income	885	605	489	440	657	2,419	1,323

(a) Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:
(US$ m)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	FY 2021	FY 2020
Unused Capacity Charges	-	14	-	2	17	16	153
Impairment & Restructuring Charges	4	1	(2)	-	(1)	2	11

10

(Appendix – continued)

STMicroelectronics

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii)  to facilitate a comparison of the Company’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position (non-U.S. GAAP measure)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our Consolidated Balance Sheets.

We believe our Net Financial Position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited.

(US$ m)	Dec 31 2021	Oct 2 2021	Jul 3 2021	Apr 3 2021	Dec 31 2020
Cash and cash equivalents	3,225	3,112	3,749	3,454	3,006
Short term deposits	291	350	500	573	581
Marketable securities	-	-	-	132	133
Total liquidity	3,516	3,462	4,249	4,159	3,720
Short-term debt	(143)	(205)	(872)	(837)	(795)
Long-term debt(1)	(2,396)	(2,459)	(2,296)	(2,137)	(1,826)
Total financial debt	(2,539)	(2,664)	(3,168)	(2,974)	(2,621)
Net Financial Position	977	798	1,081	1,185	1,099

(1)	Long-term debt contains standard conditions but does not impose minimum financial ratios. Also, committed credit facilities for $0.9 billion equivalent, are currently undrawn.

11

(Appendix – continued)

STMicroelectronics

Free Cash Flow (non-U.S. GAAP measure)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases of (and proceeds from matured) marketable securities and net investment in short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase (and proceeds from sale) of tangible, intangible and financial assets and net cash paid for business acquisitions.

We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	FY 2021	FY 2020
Net cash from operating activities	881	895	602	682	922	3,060	2,093
Net cash used in investing activities	(508)	(325)	(272)	(413)	(312)	(1,518)	(2,043)
Payment for purchase of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits	(59)	(150)	(205)	(8)	(98)	(422)	577
Free Cash Flow	314	420	125	261	512	1,120	627

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 27, 2022	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience